

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Joseph Moscato
Chief Executive Officer
NuGenerex Immuno-Oncology, Inc.
10102 USA Today Way
Miramar, FL 33025

> **Re: NuGenerex Immuno-Oncology, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed July 23, 2020**
> **File No. 000-56153**

Dear Mr. Moscato:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

AE37 – Ii-Key/HER2/neu Hybrid Immunotherapeutic Vaccine, page 4

1.  We note your revisions in response to prior comment 2 that the company is licensing patents related to AE37 for the development of effective treatments for prostate cancer. Please revise your disclosure to clarify, if true, that you are referring to an agreement to out-license your technology to Shenzhen BioScien Pharmaceuticals Co., Ltd.

2.  We note your revisions in response to prior comment 4. Please reconcile your disclosure that the Phase IIb Trial did not achieve the primary endpoint in the entire intent to treat study population with your disclosure in the same paragraph that both the primary and secondary endpoints of the trial were met. Please also revise your disclosure to indicate what you mean by "intent to treat."

3.  We note your response to prior comment 5 and reissue. Please disclose in this section the data that supports your statement that the primary and secondary endpoints were met in the 2006 and 2007 trials for AE37. We also note your statement that the Phase IIb trial provided evidence of a "positive effect" in the triple negative and low HER2 populations. Please revise to disclose the evidence and clarify whether the findings were statistically significant.

4.  Please explain what you mean and provide the basis for your statement on page 4 that developing AE37 in combination with newly approved immune checkpoint inhibitors enables you to move earlier in the treatment paradigm to evaluate the effect of AE37 on tumors rather than wait another 10 years for the completion of a Phase III registration trial.

5.  We note your disclosure on page 5 that if you are unable to identify a large pharmaceutical company as a partner, you will have to raise the funds necessary for NGIO to commercialize AE37 in cancer. We also note your disclosure on page 6 that you are focused on bringing your product candidates through Phase II clinical trials and that you do not plan to bring the products to market. Please reconcile these disclosures and clarify what your next steps are for AE37 in cancer and your proposed timeline based on your current level of funding.

Note 3 - Commitments and Contingencies
Payable to Foundation, page F-10

6.  We note from your response to comment 12 that you accrued interest related to the outstanding payable balance. However your disclosure indicating that you capitalized interest may be confusing to investors given the meaning of capitalization of interest in ASC 835-20. Please confirm you will revise your disclosures in future periodic reports.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Jeffrey Wofford, Esq.